UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



Commission File Number: 000-27917

(Check One)

          [_] Form 10-K [X] Form 10-KSB [_] Form 20-F [_] Form 11-K
          [_] Form 10-Q [_] Form 10-QSB [_] Form N-SAR

For Period Ended:   December 31, 2004


                           [_] Transition Report on Form 10-K
                           [_] Transition Report on Form 20-F
                           [_] Transition Report on Form 11-K
                           [_] Transition Report on Form 10-Q
                           [_] Transition Report on Form N-SAR

For the Transition Period Ended:

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART 1 -- REGISTRANT INFORMATION

                            NEWMARKET TECHNOLOGY, INC.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                          14860 Montfort Drive Suite 210
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            Address of Principal Executive Office (Street and Number)

                               Dallas, Texas 75254
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                            City, State and Zip Code


                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Philip Verges             (972)           386-3372
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          (Name)                (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [_] No


(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended December 31, 2003, the registrant had revenues of $2,346,945 and net income of $195,454. For the year ended December 31, 2004, the registrant currently estimates that it had revenues of approximately $24,500,000 and net income of approximately $375,000. Results for the 2004 fiscal year remain subject to further adjustment and actual results may differ significantly from the foregoing estimates. The main reasons for this increase can be attributed to execution of acquisitions and organic growth.



                                   SIGNATURES


                            NEWMARKET TECHNOLOGY, INC.
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                  (Name of Registrant as Specified in Charter)

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  March 31, 2005              /s/Philip Verges
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                                   By: Philip Verges
                                   Chief Executive Officer